UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 4)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,655,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,655,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,655,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.22%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,679,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,679,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,679,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.23%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,679,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,679,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,679,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.23%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,679,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,679,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,679,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.23%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,679,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,679,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,679,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.23%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

CUSIP No. B38564108

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to ordinary shares without par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, and Amendment No. 3 thereto filed with the Commission on April 1, 2022 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to read as follows:

Since September 14, 2021 until the date of this Schedule 13D, CMB has acquired a total of 26,655,000 Ordinary Shares in a series of transactions at prices ranging from $8.29 to $11.80. As of the date of this Schedule 13D, the source of funds used in these transactions is approximately $167,000,000 from the working capital of CMB, and borrowings of approximately $105,000,000 under the Loan Agreement dated November 10, 2021, as amended (the “Loan Agreement”), by and among CMB, as borrower, Belfius Bank SA/NV (“Belfius”) and KBC Bank NV (“KBC”) as lenders, (the “Lenders”), Belfius and KBC as mandated lead arrangers, and KBC as coordinator, agent and security trustee. Of those transactions, from February 4, 2022 to April 1, 2022, CMB acquired 16,655,000 Ordinary Shares at prices ranging from $8.88 to $11.80 per share for an aggregate purchase price of $176,311,028 (including commissions). Transactions were conducted in both US Dollars and Euros. Transactions conducted in Euros were converted to US Dollars at a conversion rate in effect on the relevant trade date.

The information set forth in Item 6 of this Schedule 13D related to the Loan Agreement is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The first two sentences of the third paragraph of Item 4 of the Original Schedule 13D are hereby amended to read as follows:

Purpose of the Transaction. CMB purchased the Ordinary Shares reported on this Schedule 13D based on the Reporting Persons’ belief that the Ordinary Shares represent an attractive investment opportunity. CMB may make further acquisitions of Ordinary Shares with the purpose and intent of seeking the nomination of one or more directors for election to the Supervisory Board of the Issuer. Such purpose and intent is based upon the Reporting Persons’ belief that being represented on the Supervisory Board would allow the Reporting Persons to more actively participate in decisions concerning the strategic direction of the Issuer and to seek to maximize shareholder value to the benefit of the Issuer and its shareholders, including CMB. In addition, the Reporting Persons may, from time to time, change or modify their intentions as stated in this Item 4.

The second and third sentences of the fourth paragraph of Item 4 of the Original Schedule 13D are hereby amended to read as follows:

In addition, the Reporting Persons may (i) take other actions to influence control of the issuer, and/or (ii) engage in discussions with management, the Issuer’s Supervisory Board or a committee thereof, security holders of the Issuer, and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or other material changes in the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s Supervisory Board. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before pursuing any particular plan or direction.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13d is hereby amended to read as follows:

(a)-(b)

As of the date of this Schedule 13D, CMB directly owns 26,655,000 Ordinary Shares, which represents 13.22% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. CMB has the shared power to vote or direct the vote of 26,655,000 Ordinary Shares. CMB has the shared power to dispose or direct the disposition of 26,655,000 Ordinary Shares.

As of the date of this Schedule 13D, Saverco directly owns 24,400 Ordinary Shares. Saverco may be deemed to beneficially own 26,679,400 Ordinary Shares, which represents 13.23% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Saverco has the shared power to vote or direct the vote of 26,679,400 Ordinary Shares. Saverco has the shared power to dispose or direct the disposition of 26,679,400 Ordinary Shares.

As of the date of this Schedule 13D, Alexander Saverys owns no Ordinary Shares directly. Alexander Saverys may be deemed to be the beneficial owner of 26,679,400 Ordinary Shares, which represents 13.23% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Alexander Saverys has the shared power to vote or direct the vote of 26,679,400 Ordinary Shares and the shared power to dispose or direct the disposition of 26,679,400 Ordinary Shares. Alexander Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Ludovic Saverys owns no Ordinary Shares directly. Ludovic Saverys may be deemed to be the beneficial owner of 26,679,400 Ordinary Shares, which represents 13.23% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Ludovic Saverys has the shared power to vote or direct the vote of 26,679,400 Ordinary Shares and the shared power to dispose or direct the disposition of 26,679,400 Ordinary Shares. Ludovic Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Michael Saverys owns no Ordinary Shares directly. Michael Saverys may be deemed to be the beneficial owner of 26,679,400 Ordinary Shares, which represents 13.23% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Michael Saverys has the shared power to vote or direct the vote of 26,679,400 Ordinary Shares and the shared power to dispose or direct the disposition of 26,679,400 Ordinary Shares. Michael Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

Except as described above, no Ordinary Shares are beneficially owned by the persons named in Item 2.

(c)

During the past sixty (60) days, CMB purchased Ordinary Shares in a series of open-market transactions. The transaction dates, number of shares purchased, and average prices per share are set forth on Exhibit B hereto.

(d)

To the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement
Exhibit B	Information concerning transactions during the past 60 days

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 4, 2022
Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys